                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON DC 20549

                         ------------------------------

                                 SCHEDULE 13E-3

                               (Amendment No. 1)

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
       ------------------------------------------------------------------

                         HAHN AUTOMOTIVE WAREHOUSE, INC.
                              (Name of the Issuer)

                         HAHN AUTOMOTIVE WAREHOUSE, INC.
                                   GLICK, LLC
                              HAW ACQUISITION CORP.
                                 ELI N. FUTERMAN
                                DANIEL J. CHESSIN
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                     405191
                      (CUSIP Number of Class of Securities)



          Eli N. Futerman                           Daniel R. McDonald, Esq.
  Hahn Automotive Warehouse, Inc.                Hahn Automotive Warehouse, Inc.
       415 West Main Street                           415 West Main Street
     Rochester, New York 14608                      Rochester, New York 14608
          (716) 235-1595                                 (716) 235-1595



(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 With Copies To:


  Gordon E. Forth, Esq.       Steven R. Gersz, Esq.        Alan S. Lockwood, Esq.
 Woods Oviatt Gilman LLP     Underberg & Kessler LLP    Boylan, Brown, Code, Vigdor &
 700 Crossroads Building        1800 Chase Square               Wilson, LLP
Rochester, New York 14614   Rochester, New York 14604         2400 Chase Square
   Tel: (716) 987-2800           (716) 258-2817           Rochester, New York 14604
                                                             Tel: (716) 232-5300

This statement is filed in connection with (check the appropriate box):
a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the
         Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c.  [ ]  A tender offer.
d.  [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

CALCULATION OF FILING FEE



           Transaction Valuation (*)                Amount of Filing Fee
           -------------------------                --------------------

                   $1,710,354                             $342.87


(*) Based upon maximum proposed number of shares to be cashed out in the merger of 570,118 shares at $3.00 per share.


[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $342.87                 Filing Party: Hahn Automotive Warehouse, Inc.

Form or Registration No.: Schedule 14A
                                                Date Filed: May 23, 2001

                                  INTRODUCTION


         This Amendment No. 1 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed May 23, 2001 (collectively the "Schedule 13E-3"). This Schedule 13E-3 relates to the solicitation of proxies by Hahn Automotive Warehouse, Inc. a New York corporation ("Hahn"), in connection with a special meeting of its shareholders at which Hahn's shareholders will be asked to consider and vote upon a proposal to approve the Amended and Restated Agreement and Plan of Merger dated May 16, 2001, as amended, by and between Hahn, Eli N. Futerman, Daniel J. Chessin, Glick, LLC, a Nevada limited liability company formed by Eli N. Futerman, Daniel J. Chessin and certain other family members, and HAW Acquisition Corp., a New York corporation formed by Eli N. Futerman, Daniel J. Chessin, and certain other family members (the "Merger Agreement"). The terms and conditions of the Merger Agreement are described in the preliminary proxy statement of the Company which was filed with the Securities and Exchange Commission on May 23, 2001, as amended by Amendment No. 1 to the preliminary proxy statement of the Company filed by the Company contemporaneously herewith (collectively the "Proxy Statement"). A copy of the Merger Agreement is attached as Appendix A to the Proxy Statement. The Proxy Statement is attached hereto as Exhibit (a)(1) and Amendment No. 1 to the Proxy Statement is attached hereto as Exhibit (a)(2).

         Concurrently with the filing of this Amendment No. 1, the Company is filing with the Securities and Exchange Commission the Amendment No. 1 to the Proxy Statement relating to the special meeting of the shareholders of the Company at which the shareholders will consider and vote upon a proposal to approve and adopt the Merger Agreement.


         The information contained in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Statement will be amended to reflect such completion or amendment of the preliminary Proxy Statement. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.


         The information contained in this Schedule 13E-3 and/or the Proxy Statement concerning Hahn was supplied by Hahn and none of the other filing persons takes responsibility for the accuracy of such information. Similarly, the information contained in this Schedule 13E-3 and/or the Proxy Statement concerning each filing person other than Hahn was supplied by each such filing person and no other filing person, including Hahn, takes responsibility for the accuracy of any information not supplied by such filing person


ITEM 1.  SUMMARY TERM SHEET

         The information set forth in the Proxy Statement under "QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The name of the subject company is Hahn Automotive Warehouse, Inc. The address of the principal executive offices of the Company is 415 West Main Street, Rochester, New York 14608. The information set forth in the Proxy Statement under "SUMMARY--The Parties--Hahn" is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under "SUMMARY--The Special Meeting--Record Date; Quorum Requirements" and "THE SPECIAL MEETING--Record Date; Quorum Requirements" is incorporated herein by reference.

         (c)-(d) The information set forth in the Proxy Statement under "INFORMATION REGARDING HAHN -- Market Prices of and Dividends on the Common Stock" is incorporated herein by reference.

         (e) Not applicable.

         (f) The information set forth in the Proxy Statement under "INFORMATION REGARDING GLICK AND HAW ACQUISITION--Recent Stock Purchases" is incorporated by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

         (a) The information set forth in the Proxy Statement under "NOTICE OF SPECIAL MEETING OF SHAREHOLDERS;" "SUMMARY--The Parties -- Hahn, Glick, HAW Acquisition" and "INFORMATION REGARDING HAHN -- Directors and Executive Officers" is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under "SUMMARY--The Parties -- Glick, HAW Acquisition" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under "SUMMARY--The Parties -- Glick, HAW Acquisition" and "INFORMATION REGARDING HAHN -- Directors and Executive Officers" is incorporated herein by reference.

          (d) Not applicable.

ITEM 4. TERMS OF THE TRANSACTION

         (a)(1) Not applicable.

         (a)(2) The information set forth in the Proxy Statement under "SUMMARY--The Merger;" "--Special Factors;" "--The Merger Agreement;" "THE SPECIAL MEETING -- Voting Requirements;" "SPECIAL FACTORS -- Background of the Transaction;" "-- Recommendation of the Special Committee;" "-- Recommendation of Our Board of Directors;" "--Glick Buy-Out Group's Purpose and Reasons for the Merger;" "-- Position of the Glick Buy-Out Group as to Fairness of the Merger;" "INTERESTS OF CERTAIN PERSONS IN THE MERGER AND HAHN -- Merger Consideration and Stock Options;" "--Effects of the Merger;" "THE MERGER AGREEMENT--Accounting Treatment" and "FEDERAL INCOME TAX CONSEQUENCES" is incorporated herein by reference.

         (b) Not applicable.


         (c) The information set forth in the Proxy Statement under "SUMMARY--The Special Meeting--Rights of Objecting Shareholders," "THE
SPECIAL MEETING--Rights of Objecting Shareholders" and "THE MERGER AGREEMENT -- The Merger; Merger Consideration" is incorporated herein by reference.


         (d) The information set forth in the Proxy Statement under "WHERE YOU CAN FIND MORE INFORMATION" and "THE SPECIAL MEETING--Rights of Objecting Shareholders" is incorporated herein by reference.

         (e)      Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

         (a) The information set forth in the Proxy Statement under "INTERESTS OF CERTAIN PERSONS IN THE MERGER AND HAHN -- Certain Other Transactions" and "INFORMATION REGARDING GLICK AND HAW ACQUISITION -- Recent Stock Purchases" is incorporated herein by reference.

         (b)-(c) The information set forth in the Proxy Statement under "SPECIAL FACTORS -- Background of the Transaction" is incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under "SUMMARY -- the Parties -- Glick;" "SPECIAL FACTORS--Glick Buy-Out Group's Purpose and Reasons for the Merger;" "INTERESTS OF CERTAIN PERSONS IN THE MERGER AND HAHN -- Merger Consideration and Stock Options;" "--Compensation of Directors;" "THE MERGER AGREEMENT -- Covenants;" "INFORMATION REGARDING GLICK AND HAW ACQUISITION -- Contribution and Voting Agreement" and "INFORMATION REGARDING HAHN -- Stock Ownership" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

         (a) The information set forth in the Proxy Statement under "INTERESTS OF CERTAIN PERSONS IN THE MERGER AND HAHN -- Merger Consideration and Stock Options;" "-- Effects of the Merger" and "THE MERGER AGREEMENT--The Merger; Merger Consideration" is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under "SPECIAL FACTORS -- Plans for Hahn After the Merger;" " INTERESTS OF CERTAIN PERSONS IN THE MERGER AND HAHN--Directors and Officers of the Surviving Corporation;" "-- Effects of the Merger;" "THE MERGER AGREEMENT--The Directors and Officers, Certificate of Incorporation and By-Laws Following the Merger" and "INFORMATION REGARDING HAHN -- Market Prices of and Dividends on the Common Stock" is incorporated herein by reference.

         (c) Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

         (a) The information set forth in the Proxy Statement under "SUMMARY -- Special Factors -- Glick's Purpose and Reasons for the Merger;" "SPECIAL FACTORS -- Background of the Transaction;" "--Recommendation of Special Committee;" "-- Recommendation of our Board of Directors;" "-- Glick Buy-Out Group's Purpose and Reasons for the Merger" and "INTERESTS OF CERTAIN PERSONS IN THE MERGER AND HAHN -- Effects of the Merger" is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under "SPECIAL FACTORS -- Background of the Transaction;" "--Recommendation of the Special Committee;" "--Recommendation of our Board of Directors" and "Glick Buy-Out Group's Purpose and Reasons for the Merger" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under "SPECIAL FACTORS -- Background of the Transaction;" "--Recommendation of Special Committee;" "--Recommendation of our Board of Directors;" "-- Glick Buy-Out Group's Purpose and Reasons for the Merger" and "-- Position of the Glick Buy-Out Group as to Fairness of the Merger" is incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under "SPECIAL FACTORS -- Recommendation of Special Committee;" "--Recommendation of our Board of Directors;" "-- Glick Buy-Out Group's Purpose And Reasons for the Merger;" "-- Position of the Glick Buy-Out Group as to Fairness of the Merger;" "-- Plans for Hahn After the Merger;" "INTEREST OF CERTAIN PERSONS IN THE MERGER AND HAHN--Merger Consideration and Stock Options;" "--Directors and Officers of the Surviving Corporation;" "--Effects of the Merger;" "THE MERGER AGREEMENT -- The Merger; Merger Consideration;" "--The Directors and Officers, Certificate of Incorporation and By-Laws Following the Merger;" "FEES AND EXPENSES" and "FEDERAL INCOME TAX CONSEQUENCES;" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION

         (a)-(b) The information set forth in the Proxy Statement under "SPECIAL FACTORS -- Background of the Transaction;" "--Recommendation of Special Committee;" "--Recommendation of our Board of Directors;" "--Position of the Glick Buy-Out Group as to Fairness of the Merger" and "-- Fairness Opinion of Special Committee's Financial Advisor" is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under "SUMMARY -- The Special Meeting -- Voting Requirements;" "THE SPECIAL MEETING -- Voting Requirements" and "SPECIAL FACTORS -- Recommendation of Special Committee" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under "SPECIAL FACTORS -- Background of the Transaction" and "--Recommendation of our Board of Directors" is incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under "SPECIAL FACTORS -- Background of the Transaction" and "--Recommendation of Special Committee" is incorporate herein by reference.

         (e) The information set forth in the Proxy Statement under "SPECIAL FACTORS -- Background of the Transaction" is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS, AND NEGOTIATIONS

         (a)-(b) The information set forth in the Proxy Statement under "SUMMARY -- Special Factors -- Fairness Opinion of Special Committee's Financial Advisor;" "SPECIAL FACTORS -- Background of the Transaction;" "--Recommendation of Special Committee;" "--Recommendation of our Board of Directors;" "--Fairness Opinion of Special Committee's Financial Advisor;" "--Preliminary Calculation of Value by Glick Buy-Out Group's Financial Advisor" and Appendix B to the Proxy Statement is incorporated herein by reference

         (c) The information set forth in the Proxy Statement under "WHERE YOU CAN FIND MORE INFORMATION;" "SPECIAL FACTORS -- Fairness Opinion of Special Committee's Financial Advisor" and "--Preliminary Calculation of Value by Glick Buy-Out Group's Financial Advisor" is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUND OR OTHER CONSIDERATION

         (a)-(b) The information set forth in the Proxy Statement under "SPECIAL FACTORS -- Background of the Transaction;" "THE MERGER AGREEMENT -- Conditions;" "--Termination" and "--Financing of the Merger" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under "SPECIAL FACTORS -- Fairness Opinion of Special Committee's Financial Advisor;" "THE MERGER AGREEMENT -- Fees and Expenses" and "FEES AND EXPENSES" is incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under "THE MERGER AGREEMENT--Financing of the Merger" is incorporated herein by reference.

ITEM 11. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY

         (a) The information set forth in the Proxy Statement under "INFORMATION REGARDING HAHN -- Stock Ownership" is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under "INTERESTS OF CERTAIN PERSONS IN THE MERGER AND HAHN -- Certain Other Transactions" and "INFORMATION REGARDING GLICK AND HAW ACQUISITION -- Recent Stock Purchases" is incorporated herein by reference..

ITEM 12. THE SOLICITATION OR RECOMMENDATION

         (d)-(e) The information set forth in the Proxy Statement under "SPECIAL FACTORS--Recommendation of our Board of Directors" is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

         (a) The information set forth in the Proxy Statement under "INFORMATION REGARDING HAHN -- Selected Consolidated Financial Data of Hahn" and "Index to Financial Statements" are incorporated herein by reference.

                  Hahn does not calculate a ratio of earnings to fixed charges in its regularly prepared financial statements.

         (b) Not applicable.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

         (a)-(b) The information set forth in the Proxy Statement under "THE SPECIAL MEETING--Date, Time, Place and Matters to be Considered" and "FEES AND EXPENSES" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION


         (b) The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.


ITEM 16. EXHIBITS



         (a)(1) Preliminary Proxy Statement on Schedule 14A of the Company, as filed with the Securities and Exchange Commission on May 23, 2001.*



         (a)(2) Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A of the Company as filed with the Securities and Exchange Commission on July 13, 2001.



         (b)(1) Commitment Letter, dated May 22, 2001, from Manufacturers and Traders Trust Company.*


         (c)(1) Opinion of Empire Valuation Consultants, Inc. dated May 16, 2001 (included as Appendix B to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).


         (c)(2) Valuation presentation materials, dated March 14, 2001, prepared by Empire Valuation Consultants, Inc.*

         (c)(3) Letter report of Empire Valuation Consultants, Inc., dated March 20, 2001.*

         (c)(4) Preliminary Calculation of Value of Bonadio & Co., LLP delivered March 15, 2001 and letter of Bonadio & Co., LLP dated May 16, 2001.*



         (d)(1) Amended and Restated Agreement and Plan of Merger dated as of May 16, 2001, by and between the Company, Glick, LLC, HAW Acquisition Corp., Eli
N. Futerman and Daniel J. Chessin (included as Appendix A to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this
Schedule 13E-3).



         (d)(2) Voting and Contribution Agreement dated May 11, 2001 by and between Eli N. Futerman, Daniel J. Chessin, Glick, LLC and certain other family members.*

         (d)(3) Option Termination Agreement, dated as of May 16, 2001, by and between William A. Buckingham and Hahn Automotive Warehouse, Inc.*

         (d)(4) Option Termination Agreement, dated as of May 16, 2001, by and between Stephen B. Ashley and Hahn Automotive Warehouse, Inc.*

         (d)(5) Option Termination Agreement, dated as of May 16, 2001, by and between E. Philip Saunders and Hahn Automotive Warehouse, Inc.*

         (d)(6) Option Termination Agreement, dated as of May 16, 2001, by and between Nathan Lewinger and Hahn Automotive Warehouse, Inc.*

         (d)(7) Option Termination Agreement, dated as of May 16, 2001, by and between Gordon E. Forth and Hahn Automotive Warehouse, Inc.*

         (d)(8) Amendment dated July 12, 2001 to Amended and Restated Agreement and Plan of Merger dated as of May 16, 2001 by and between the Company, Glick LLC, HAW Acquisition Corp., Eli N. Futerman and Daniel J. Chessin (included as Appendix D to Amendment No. 1 to the Company's Proxy Statement filed as part of
Schedule 14A included as Exhibit (a)(2) to this Schedule 135-3).


         (f)(1) Section 623 of the New York Business Corporation Law (included as Appendix C to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).*

         (g) None



* previously filed

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                            Dated: July 12, 2001


                                            HAHN AUTOMOTIVE WAREHOUSE, INC.

                                            By: /s/ William A. Buckingham
                                               ---------------------------------
                                            Name: William A. Buckingham
                                            Title:   Chairman, Special Committee

                                            /s/ Eli N. Futerman
                                            ------------------------------------
                                            Eli N. Futerman, Individually

                                            /s/ Daniel J. Chessin
                                            ------------------------------------
                                            Daniel J. Chessin, Individually

                                            GLICK, LLC

                                            By: /s/ Eli N. Futerman
                                               ---------------------------------
                                            Name: Eli N. Futerman
                                            Title:   Manager

                                            By: /s/ Daniel J. Chessin
                                               ---------------------------------
                                            Name: Daniel J. Chessin
                                            Title:   Manager

                                            HAW Acquisition Corp.

                                            By: /s/ Daniel J. Chessin
                                               ---------------------------------
                                            Name: Daniel J. Chessin
                                            Title:   Co-President

                                            By: /s/ Eli N. Futerman
                                               ---------------------------------
                                            Name: Eli N. Futerman
                                            Title: Co-President

                                 EXHIBITS INDEX

EXHIBIT

NUMBER            DESCRIPTION


(a)(1) Preliminary Proxy Statement on Schedule 14A of the Company, as filed with the Securities and Exchange Commission on May 23, 2001.*

(a)(2) Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A of the Company, as filed with the Securities Exchange Commission on July 13, 2001.

(b)(1) Commitment Letter, dated May 22, 2001, from Manufacturers and Traders Trust Company.*


(c)(1) Opinion of Empire Valuation Consultants, Inc. dated May 16, 2001 (included as Appendix b to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).


(c)(2) Valuation presentation materials, dated March 14, 2001, prepared by Empire Valuation Consultants, Inc.*

(c)(3)            Letter report of Empire Valuation Consultants, Inc., dated
                  March 20, 2001.*

(c)(4) Preliminary Calculation of Value of Bonadio & Co., LLP, delivered March 15, 2001 and letter of Bonadio & Co., LLP dated May 16, 2001.*


(d)(1) Amended and Restated Agreement and Plan of Merger dated as of May 16, 2001, by and between the Company, Glick, LLC, HAW Acquisition Corp., Eli N. Futerman and Daniel J. Chessin (included as Appendix A to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this
                  Schedule 13E-3).

(d)(2) Voting and Contribution Agreement dated May 11, 2001 by and between Eli N. Futerman, Daniel J. Chessin, Glick, LLC and certain other family members.*

(d)(3) Option Termination Agreement, dated as of May 16, 2001, by and between William A. Buckingham and Hahn Automotive Warehouse, Inc.*

(d)(4) Option Termination Agreement, dated as of May 16, 2001, by and between Stephen B. Ashley and Hahn Automotive Warehouse,
                  Inc.*

(d)(5) Option Termination Agreement, dated as of May 16, 2001, by and between E. Philip Saunders and Hahn Automotive Warehouse, Inc.*

(d)(6) Option Termination Agreement, dated as of May 16, 2001, by and between Nathan Lewinger and Hahn Automotive Warehouse, Inc.*

(d)(7) Option Termination Agreement, dated as of May 16, 2001, by and between Gordon E. Forth and Hahn Automotive Warehouse, Inc.*

(d)(8) Amendment dated July 12, 2001 to the Amended and Restated Agreement and Plan of Merger dated as of May 16, 2001, by and between the Company, Glick, LLC, HAW Acquisition Corp., Eli
                  N. Futerman and Daniel J. Chessin (included as Appendix D to Amendment No. 1 to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(2) to this
                  Schedule 13E-3).


(f)(1) Section 623 of the New York Business Corporation Law (included as Appendix C to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this
                  Schedule 13E-3).

(g)               None



* previously filed